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John Hancock Financial Services, Inc.

John Hancock Place                            [LOGO OF JOHN HANCOCK FINANCIAL
Post Office Box 111                                    SERVICES, INC]
Boston, Massachusetts 02117
(617) 572-9197
Fax: (617) 572-9161
E-mail: jchoodlet@jhancock.com

James C. Hoodlet
Vice President and Counsel

                                                            October 12, 2005

Via EDGAR

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

        RE: John Hancock Variable Life Insurance Company (U.S.A.) Account N File Nos. 811-5130; 333-126668

Commissioner:

        Conveyed herewith via EDGAR for filing under the Securities Act of 1933 ("1933 Act"), pursuant to Rule 101(a)(2)(i) of Regulation S-T, is Pre-Effective Amendment No. 1 to the Form N-6 Registration Statement of John Hancock Variable Life Account N ("Registrant") relating to certain variable life insurance policies offered by John Hancock Life Insurance Company (U.S.A.) ("JH USA").

Background of Enclosed Filing

        The above-referenced registration statement relates to the Corporate VUL product. The purpose of this filing is to incorporate SEC Staff comments to the initial registration, add exhibits and financial statements previously omitted, and to otherwise complete the filing.

Request for Acceleration

        We hereby request an order to accelerate the effectiveness of the above-referenced amendment to October 12, 2005. The Registrant and its Principal Underwriter have authorized us to hereby state to the Commission on their behalf that they are aware of their obligations under the Securities Act of 1933.

        The Commission staff has requested that the Registrant acknowledge and agree, and the Registrant does, hereby acknowledge and agree, that:

    . should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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    .   the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

    . the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please direct all questions and comments to me at (617) 572-9197.

                                        Very truly yours,

                                        /s/ James C. Hoodlet
                                        --------------------
                                        James C. Hoodlet
Enclosure